Exhibit 99.A (VI)

THE INDIA FUND, INC.
345 PARK AVENUE
NEW YORK, NEW YORK 10154

February 24, 2006

Dear Stockholder:

As you may know, in an effort to enhance stockholder value and increase liquidity, The India Fund, Inc. (the “Fund”) obtained stockholder approval to adopt an “interval” fund structure which requires semi-annual repurchase offers of a percentage of the Fund’s outstanding shares.

In accordance with its “interval” status, the Fund is hereby commencing its repurchase offer for this semi-annual period under which the Fund is offering to repurchase up to 5% of the Fund’s outstanding shares. The offer to repurchase is for cash at a price equal to the Fund’s net asset value as of the close of regular trading on the New York Stock Exchange on March 24, 2006, the Repurchase Pricing Date, upon the terms and conditions set forth in the Offer to Repurchase and the related Letter of Transmittal (which together constitute the “Repurchase Offer”). If you are not interested in selling any of your shares at this time, you do not need to do anything. The Fund will contact you again in approximately six months to notify you of the next repurchase offer period.

The deadline for participating in the Repurchase Offer is March 17, 2006, the Repurchase Request Deadline. The net asset value of the shares may fluctuate between the March 17, 2006 deadline and March 24, 2006, the pricing date for the Repurchase Offer. The Fund has established a record date of February 17, 2006 for identifying stockholders eligible to receive Repurchase Offer materials. Stockholders who choose to participate in the Repurchase Offer can expect to receive payment for the shares repurchased on or before March 31, 2006. The Fund will charge a repurchase fee on shares that are repurchased for expenses directly related to the Repurchase Offer. The repurchase fee will equal 2% of the value of the shares that are repurchased.

The Fund’s common stock has recently been trading at a premium to the Fund’s net asset value per share. It may not be in a stockholder’s interest to tender shares in connection with the Repurchase Offer if the Fund’s common stock continues to trade at a premium. The market price of the Fund’s common stock can and does fluctuate. Accordingly, on the Repurchase Pricing Date, the market price of the Fund’s common stock may be above or below the Fund’s net asset value per share.

As of February 17, 2006, the Fund’s net asset value was $37.81 per share and 31,839,531.2297 shares were issued and outstanding. The Fund computes its net asset value on a weekly basis, however, the net asset value and NYSE closing price will be available daily from March 13, 2006 to March 17, 2006 by contacting Georgeson Shareholder Communications Inc., the Fund’s Information Agent, toll free at 866-297-1264 or, for banks and brokers, at 212-440-9800.

As previously announced, the Fund’s Board of Directors appointed Blackstone Asia Advisors L.L.C. (“Blackstone Advisors”) to serve as the Fund’s Investment Manager and Blackstone Fund Services India Private Limited (“Blackstone India”) to serve as the Fund’s Country Adviser on an interim basis beginning December 4, 2005. The Board of Directors also approved a new investment management agreement between the Fund and Blackstone Advisors and a new country advisory agreement between Blackstone Advisors and Blackstone India which have been submitted to stockholders for approval. The interim agreements will remain in effect until the earlier of (i) stockholder approval of the new agreements and (ii) May 3, 2006. Punita Kumar-Sinha, the Fund’s portfolio manager for the last eight years, supported by her investment team, continues to manage the Fund’s assets on a day-to-day basis as portfolio manager under new employment arrangements with Blackstone Advisors.

Neither the Fund, the Fund’s Board of Directors nor the Investment Manager to the Fund is making any recommendation to any stockholder whether to tender or refrain from tendering shares in the Repurchase Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Repurchase Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer to Repurchase and related materials should be directed to Georgeson Shareholder Communications Inc. toll free at 866-297-1264 or, for banks and brokers, at 212-440-9800.

Sincerely,

PRAKASH A. MELWANI Director and President THE INDIA FUND, INC.